Exhibit 99.2

1 First Quarter 2026 Results May 12 , 2026

2 Important Disclosure • This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company ’ s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company ’ s securities. By attending or viewing this presentation, each attendee ( “ Attendee ” ) agrees that he or she ( i ) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company ’ s business. • This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company ’ s control, and which constitute forward looking statements (within the meaning of Section 27 A of the Securities Act of 1933 , as amended, Section 21 E of the Securities Exchange Act of 1934 , as amended, and the Israeli Securities Law, 5728 - 1968 ). Many of the forward - looking statements contained in this presentation can be identified by the use of forward - looking words such as “ anticipate, ” “ believe, ” “ could, ” “ expect, ” “ should, ” “ plan, ” “ intend, ” “ estimate ” and “ potential, ” among others. Forward - looking statements include, but are not limited to, expectations and evaluations relating to the Company ’ s business and financial targets and strategy, the integration of the Company ’ s technology in various systems and industries, the advantages of the Company ’ s existing and future products, timetables regarding completion of the Company ’ s developments and the Company ’ s intentions in relation to various industries, the Company ’ s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward - looking statements are based on our management ’ s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rates and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to acquisitions made by the Company, including our ability to effectively and efficiently integrate acquired businesses into our existing business; and other risk factors discussed under “ Risk Factors ” in our annual report on Form 20 - F filed with the SEC on March 9 , 2026 (our “ Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward - looking statements. The forward - looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward - looking statements. In particular, you should consider the risks provided under “ Risk Factors ” in our Annual Report. • You should not rely upon forward - looking statements as predictions of future events. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur. Each forward - looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward - looking statements provided in this presentation for any reason, to conform these statements to actual results or to changes in our expectations. • In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up - to - date, and Company takes no responsibility for any reliance on such data. • Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third - party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon review of such data, and the Company's experience in, and knowledge of, the industry and markets in which the Company operates. Although the Company believes these management estimates are reasonable, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this presentation. • In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, Free Cash Flow and Adjusted OPEX, each a non - IFRS financial measure provided to help evaluate our past results and future prospects. Please refer to the appendix for of this presentation for a definition of Adjusted EBITDA, Free Cash Flow and Adjusted OPEX as well as reconciliations of Adjusted EBITDA to net income (loss), Free Cash Flow to operating cash and Adjusted OPEX to OPEX. • Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconciliation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward - looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projecte d net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non - IFRS). • The Company and its licensors have proprietary rights to trademarks used in this presentation. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the “ ® ” or “ TM ” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible und er applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This presentation al so contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used here for reference purposes only. Such use of other parties ’ trademarks, trade names or service marks should not be construed to imply a relationship with, or an endorsement or sponsorship of the Company, by any other party. Forward - looking statements, risk factors, and non - GAAP financial measures referenced in this presentation

3 Today ’ s Presenters 3 Yair Nechmad CEO & Co - Founder Sagit Manor CFO 3

4 Nayax provides payments, software, and consumer engagement solutions across a wide range of automated retail verticals Global Platform - Multiple Verticals Massage Chair Fueling Self - Service Kiosks Laundromats Car Wash & Air Vac Amusement Food & Beverages Restaurants Micro Markets EV Charging Vending Parking 4 4

5  No. of Employees 1,200 + Countries with devices 120 + Payment Methods 80 + Markets with distributors 80 + Currencies 50 + Languages 35 Company Overview: Full Year 2025 Revenue $ 400.4 M 2024 : $ 314.0 M ▲ 28 % Recurring revenue $ 287.2 M 2024 : $ 222.3 M ▲ 29 % Gross Margin 48.2% 2024 : 45.1% ▲ 3.1 % Adj. EBITDA (1) $ 61.1 M 2024 : $ 35.5 M ▲ 72 % Total transaction value $ 6.4 B Customers 115 K Revenue churn (4) 2.8% 2024 : $ 4.9 B ▲ 31% 2024 : 95 K ▲ 21 % Dollar - based net retention rate (3) 120% (1) Adjusted EBITDA is a non - IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure. (2) Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12 month trailing period. Please refer to the Appendix for a definition of ARPU (3) Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR (4) Revenue Churn is a non - IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn. 2024 Revenue $ 314.0 M $ 315.2 M (1) 2023 : $ 235.5 M ▲ 33 % Global Presence Canada USA UK Israel Germany Australia China Japan South Africa Brazil New Zealand Netherlands Lithuania Managed & connected devices 1.46 M Annual ARPU (2) $ 239 2024 : $ 215 ▲ 11%

6 6 Financial Performance & Outlook

Company Overview: **Q1 2026**

Revenue
Q1 25: $81.1M ▲32%
$106.9M

Recurring revenue
Q1 25: $62.2M ▲27%
$79.3M

Gross Margin
Q1 25: 49.2% ▲in line
48.9%

Adj. EBITDA [(1)]
Q1 25: $9.7M ▲43%
$13.9M

Total transaction value
Q1 25: $1.3B ▲33%
$1.8B

Customers
Q1 25: 100K ▲20%
120K

Managed & connected devices
1.5M

$247
Annual ARPU [(2)]
Q1 25 $216 ▲14%

Dollar-based net retention rate [(3)]
122%

2.8%
Revenue Churn [(4)]


Nayax 20 YEARS
20 Years. Trillions of Thank Yous
Nayax 2026 Sales Kick-Off

(1) Adjusted EBITDA is a non-IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure.
(2) Average revenue per unit is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period. Please refer to the Appendix for a definition of ARPU
(3) Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR
(4) Revenue Churn is a non IFRS financial measure. Please refer to the Appendix for a definition of Revenue Churn.

8 Strong growth • Revenue increased 32 % to $ 106.9 million, driven by both new and existing customer expansion • Organic revenue (2) growth for the quarter was 26% • Recurring revenue grew 27 % to $ 79.3 million and represented 74 % of total revenue • Number of customers increased 20 % to approximately 120 k • Total transaction value increased 33 % to $ 1.79 billion • Total number of transactions increased 16 % to 759 million • Managed and connected devices increased 13 % to 1.5 million KPIs Profitability • Gross Margin was in - line with Q 1 2025 at 49%, driven by higher recurring margins slightly offset by lower hardware margin primarily because of product mix • Adjusted EBITDA (3) increased 43 % to $ 13.9 million, representing 13.0 % of revenue compared to 12.0 % in Q 1 2025 • Net Income increased to $ 1.3 million compared to net income of $ 1.1 million in the Q 1 2025 , excluding a $ 6.1 million one - time gain associated with Tigapo (1) All comparisons are relative to the first quarter and three - month period ended March 31 , 2025 (the “ prior year period ” ). (2) Organic Revenue is a non - IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q 1 2026 includes $ 4.5 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue. (3) Adjusted EBITDA is a non - IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA and for a rec onciliation of Adjusted EBITDA to the most directly comparable IFRS measure. Q 1 2026 Key Highlights (1)

9 Highly Attractive Customer Base And Global Reach Low Customer Concentration Global Revenue Diversification North America 41 % Europe 22 % UK 11 % Oceania 9 % LATAM 7 % Israel 6 % Rest of the World 4 % Q 1 2026 Top 3 , 8 % Top 4 - 10 , 7 % Top 11 - 20 , 4 % Top 21 - 50 , 7 % All other customers , 75 % Q 1 2026

10 • 2025 revenue grew 28 % to $ 400.4 million • Recurring revenue represented 72 % of total revenue (1) CAGR 2025 v 2021 (2) Organic Revenue is a non - IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Q 1 2026 includes $ 4.5 million of revenues from recent acquisitions. Please refer to the Appendix for a definition of Organic Revenue. CAGR (1) + 35.4% ▲ 10 Annual Revenue ($M) Quarterly Revenue ($M) QoQ + 31.8% ▲ • Strong Q 1 2026 growth of 32 % QoQ driven by both new and existing customer expansion, adding more than 5,500 customers this quarter • Organic revenue (2) growth for the quarter was 26% • Recurring revenue increased by 27 % compared to Q 1 2025 and represented 74 % of our total revenue in Q 1 2026 • Payment processing fees increased 29% • SaaS revenue increased 25 % Rapid and Sustainable Revenue Growth 71.2 104.8 151.1 222.3 287.2 48.0 68.7 84.4 91.7 113.2 119.1 173.5 235.5 314.0 400.4 2021 2022 2023 2024 2025 SAAS Revenue and Payment Processing Fees Integrated POS Sales 62.2 79.3 18.9 27.6 81.1 106.9 Q1-2025 Q1-2026 SAAS Revenue and Payment Processing Fees Integrated POS Sales

11 36.9 47.7 2.75% 2.66% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% (5.0) 5.0 15.0 25.0 35.0 45.0 55.0 Q1-2025 Q1-2026 Payment Processing Fees Processing Take Rate CAGR + 47.8% ▲ 11 Annual Processing Revenue ($M) Quarterly Processing Revenue ($M) QoQ + 29.3% ▲ (1) Please refer to the Appendix for a definition of Take Rate • Payment processing fees increased by 30 % YoY in 2025 • Processing take rate remained stable at approximately 2.7% • Transaction value increased to $ 6.4 billion from $ 4.9 billion • Number of transactions increased to 2.9 billion from 2.4 billion 29 % increase in processing revenue as the market continues its cash - to - cashless conversion, driven by: • 13 % increase in our installed base of managed and connected devices • 33 % increase in dollar transaction value 36.5 59.5 92.2 133.8 174.1 2.56% 2.51% 2.53% 2.73% 2.70% 2.20% 2.30% 2.40% 2.50% 2.60% 2.70% 2.80% 2.90% 3.00% (10.0) 10.0 30.0 50.0 70.0 90.0 110.0 130.0 150.0 170.0 190.0 2021 2022 2023 2024 2025 Payment Processing Fees Processing Take Rate Processing Revenue Growth & Take Rate (1) Primarily driven by higher number of transactions across our installed - base

12 32.4 43.1 7.5 9.2 39.9 52.3 - 10.0 20.0 30.0 40.0 50.0 60.0 Q1-2025 Q1-2026 SAAS and Payment Processing Profit Integrated POS Profit CAGR + 41.5% ▲ 12 Annual Gross Profit ($M) Quarterly Gross Profit ($M) QoQ + 31.1% ▲ • Significant increase in gross margin to 48.2 % from 45.1 % driven by the improvement in operational efficiencies and continued streamlining of supply chain as well as the reduction in processing costs • Gross Margin was in - line with Q 1 2025 at 49%, driven by higher processing and SaaS margins, slightly offset by lower hardware margin primarily because of product mix 40.4 54.0 72.3 113.9 153.0 7.8 6.0 16.0 27.6 40.0 48.2 60.0 88.3 141.5 193.0 40.4% 34.6% 37.5% 45.1% 48.2% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0% - 50.0 100.0 150.0 200.0 2021 2022 2023 2024 2025 SAAS and Payment Processing Profit Integrated POS Profit Profit Margin Continued Gross Profit & Margin Expansion Gross margin improvment driven by strong operational efficiencies Profit Margin 49.2% 48.9% 20.0% 25.0% 30.0% 35.0% 40.0% 45.0% 50.0% - 10.0 20.0 30.0 40.0 50.0 60.0

13 13 Annual Adjusted OPEX (1) ($M) Quarterly Adjusted OPEX (1) ($M) • Ongoing improvement in adjusted OPEX as a percentage of revenue to 33 % reflects increasing operating leverage in the business • Adjusted OPEX as a percentage of revenue improved to 36.4 % over Q 1 2025 , and included a full quarter of Lynkwell expenses (1) Adjusted OPEX is a non - IFRS financial measure. Please refer to the Appendix for a reconciliation of Adjusted OPEX to the most di rectly comparable IFRS measure. Disciplined Cost Management Reflected in Adjusted OPEX Margin Adjusted OPEX as a % of revenue declining, reflecting increasing operating leverage 52.2 73.2 80.7 107.4 133.6 44% 42% 34% 34% 33% 20% 25% 30% 35% 40% 45% 50% - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 2021 2022 2023 2024 2025 Total Adj OPEX Adj OPEX % of Revenue 30.5 38.9 37.6% 36.4% 0% 5% 10% 15% 20% 25% 30% 35% 40% - 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 Q1-2025 Q1-2026 Total Adj OPEX Adj OPEX % of Revenue

14 YoY (2) + 72.1% ▲ 14 Annual Adj EBITDA (1) ($M) Quarterly Adj EBITDA (1) ($M) QoQ + 43.3% ▲ (1) % Adjusted EBITDA out of revenue. Adjusted EBITDA is a non - IFRS financial measure. Please refer to the Appendix for a definitio n of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure. (2) Full year 2025 v full year 2024 • Adjusted EBITDA of $ 61.1 million in 2025 increased significantly from $ 35.5 million in 2024 . An impressive growth demonstrated by solid operating leverage as a result of profitable expansion, improving gross & operating margins, while strategically investing in growth opportunities • Adjusted EBITDA increased 43 % to $ 14 million, representing 13 % of revenue compared to 12 % in Q 1 2025 , a solid improvement representing the Company ’ s continued path to profitable growth Efficiently Scaling the Business & Driving Margin Expansion Adjusted EBITDA reflecting profitable expansion and disciplined investment (4.0) (12.7) 8.2 35.5 61.1 - 3% - 7% 3% 11% 15% -10% -5% 0% 5% 10% 15% 20% (20.0) (10.0) - 10.0 20.0 30.0 40.0 50.0 60.0 70.0 2021 2022 2023 2024 2025 Adj EBITDA Adj EBITDA Margin 9.7 13.9 12% 13% 11% 12% 12% 12% 12% 12% 13% 13% 13% 13% - 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 Q1-2025 Q1-2026 Adj EBITDA Adj EBITDA Margin

15 FY 2026 Metric $ 510 m - $ 520 m Revenue 22% - 25 % Organic Revenue (2) $ 85 m - $ 90 m Adjusted EBITDA (3) 40% (conversion from Adjusted EBITDA) Free Cash Flow (4) (1) Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconc ili ation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward - looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certaint y a ll deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income ( los s) being materially different than projected Adjusted EBITDA (non - IFRS). (2) Organic Revenue is a non - IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Please refer to the Appendix for a definition of Organic Revenue. (3) Adjusted EBITDA is a non - IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA (4) Free Cash Flow is a non - IFRS financial measure. Please refer to the Appendix for a definition of Free Cash Flow 2026 Outlook (1) Continued growth & profitability expansion Guidance Assumptions • Revenue guidance is inclusive of organic revenue growth of 22 % to 25% • Expected further improvement in profitability with adjusted EBITDA margin of around 17% • Customer demand continues to be strong • Assumes no material changes in macroeconomic conditions

16 Mid - term Outlook (1) Revenue $ 1 bn Gross Margin 50 % Adjusted EBITDA (2) 30% 2028 framework , includes $ 1 billion in revenue, driven by a combination of organic growth and strategic M&A, 50 % gross margin, and 30 % adjusted EBITDA margin . The increasing share of recurring revenue, the continued growth in ARPU, and the discipline around operating expenses all support the trajectory towards our long - term profile . These targets reflect the long - term fly wheel power of our business model as it scales, and the expected operating leverage which remain consistent with the framework we outlined (1) Due to the inherent difficulty in forecasting and quantifying the amounts of certain items that are necessary for such reconc ili ation, the Company is not able, without unreasonable effort, to provide a reconciliation of forward - looking Adjusted EBITDA to IFRS net income (loss), in particular because items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deducti ons needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materiall y d ifferent than projected Adjusted EBITDA (non - IFRS). (2) Adjusted EBITDA is a non - IFRS financial measure. Please refer to the Appendix for a definition of Adjusted EBITDA

17 17 Appendix 17

18 Device Revenue VPOS Touch • All - in - one cashless card reader and telemetry device • Purchase fee per sold connected POS Onyx VPOS Media Nova Market Competitive Price to Attract Customers 1 . Hardware 2 . SaaS 3 . Processing Fee 74 % Recurring Revenue 2.66 % Payment Take Rate (1) 122 % Dollar Based Net Retention Rate (2) • SaaS management system for enhanced business optimization • Monthly subscription fee (SaaS) per connected POS • Global, localized cashless payment acceptance for maximized conversion • Full payment suite – EMV Payments, Prepaid System, Payments API APMs, Licensed financial institution • Processing fee as % of transaction value (1) Please refer to the Appendix for a definition of take rate (2) Net retention rate based on SaaS revenue and payment processing fees. Please refer to the Appendix for the definition of NRR Recurring Revenue Complete end - to - end solutions secure solid recurring revenue

19 Key Market Drivers Growth Driven by Multiple Self - Service Verticals Source: Research report regarding the unattended & connected machines market dated 2024 by one of our Third - Party Market Research Firms Cashless Transaction Value by Vertical • Large and growing installed base of unattended machines expected to grow from ~ 48 M in 2025 to ~ 60 M by 2029 , with connected machines growing 2.5 x faster , from ~ 16 M to ~ 27 M over the same period • This accelerated connected device growth is driven by the conversion of existing cash - only machines to cashless - enabled devices , as operators upgrade their fleets to meet rising consumer demand for digital payments $ 60 bn $ 129 bn $ 257 bn 2021 2025 E 2029 E Cashless payment volume in unattended retail estimated to significantly increase globally from 2025 to 2029 2021 - 2025 E CAGR 21% 2025 E - 2029 E CAGR 19 % Massive Cashless Opportunity TAM of 45 M+ Unattended Machines and Growing $ 257 bn Other Machines Parking Terminals Laundromats Amusement/Prize Machines Electric Vehicle Charging stations Ticketing Kiosks Vending 2029 E 8 15 20 27 32 36 118

20 Expand Internationally Enter Emerging, High - Growth Verticals Retain And Grow With Existing Customers Innovate & Develop New Solutions Win New Large Enterprise and SMB Customers Globally as well as OEM Expanding through M&A to new markets with new channels/ technology Advance Strategy for Sustained Long - Term Profitable Growth

21 Payment as a Center of Gravity Global Cashless Payments Acceptance Multiple Integrated POS Unattended POS POS & Registers Management Platform Loyalty & Marketing Solutions Embedded Financing & Banking Multiple unattended retail verticals Automated Self Service Hospitality & Retail Robust solution for numerous retail verticals Complete electric vehicle charging & payment solutions Energy & Mobility Diverse payment and automation solutions for the fueling industry Fuel

22 Global Offices 13 *POS devices Distributors 80 + Global OEM Partners 3,500 + Resellers 1,160 Online e Shops 15 Financial Partners 50 Nano 1 - 25 * SMB 26 - 3,000 * Enterprise > 3 k* As of 31 st of December 2025 Our Differentiated Go - To - Market Strategy

23 IFRS to Non - IFRS Reconciliation (1) Other compensation arrangements provided to the shareholders of VMT (2) Primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Tigapo Quarter ended (U.S. dollars in thousands) Mar 31 , 2025 Mar 31 , 2026 7,156 1,280 Net income for the period 491 3,406 Finance expense, net 246 (553) Income tax expense (benefit) 5,721 7,177 Depreciation and amortization 13,614 11,310 EBITDA 1,783 2,252 Share - based payment costs 182 313 Employment benefit cost (1) (6,089) - Other (income) expenses (2) 226 - Share of loss of equity method investee 9,716 13,875 ADJUSTED EBITDA

24 Quarter ended (U.S. dollars in thousands) Mar 31 , 2025 Mar 31 , 2026 37,881 48,141 OPEX (1,715) (2,177) Stock Based Compensation (5,499) (6,754) Depreciation & Amortization (182) (313) Employment Benefit Cost (1) 30,485 38,897 ADJUSTED OPEX IFRS to Non - IFRS Reconciliation Quarter ended (U.S. dollars in thousands) Mar 31 , 2025 Mar 31 , 2026 1,289 3,578 Operating Cash (6,226) (7,794) Capitalized development costs (796) (1,804) Acquisition of property and equipment (5,733) (6,020) Free Cash Flow (1) Other compensation arrangements provided to the shareholders of VMT

Key Definitions

Managed & Connected Devices

Devices that are operated by our customers.

Connected Devices

Devices that are integrated with our platform services, either sold or leased by us, enabling seamless connectivity, data exchange, and service management. These devices operate within our ecosystem, ensuring optimized performance and enhanced user experience.

Managed Devices

Third-party devices on which we provide a software solution, enabling functionality, monitoring, and management without direct ownership or control over the hardware.

Adjusted OPEX

Total OPEX excluding stock base compensation, depreciation and amortization

Revenue Churn

The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.

Existing Customer Expansion

Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.

Take Rate

Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company's processing revenue by the total dollar transaction value in the same quarter

Recurring Revenue

SAAS revenue and payment processing fees.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

ARPU

A financial metric that measures the average recurring revenue generated per connected device over a 12 months trailing period.

Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as profit or loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition related costs and our share in losses of associates accounted for by the equity method.

End Customers

Customers that contributed to Nayax revenue in the last 12 months.

Free Cash Flow

Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

Nayax 25

26 Full Name Position Today

’ s Speakers Full Name Position Aaron Greenberg Chief Strategy Officer ir@nayax.com IR Contact Thank You! ir.nayax.com Website